UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 5

Under the Securities Exchange Act of 1934

Good Times Restaurants Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

382140879

(CUSIP Number)

with a copy to:
Delta Partners, LP	Gardere Wynne Sewell LLP
265 Franklin Street, Suite 903	2021 McKinney Ave., Suite 1600
Boston, MA 02110	Dallas, Texas 75201
Attn: Charles Jobson	Attn: Evan Stone

Tel: (617) 526-8960	Tel: (214) 999-4906

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 382140879

1	Name of Reporting Person: Delta Partners, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%*

14	Type of Reporting Person (See Instructions) PN

*	Based on 12,468,326 shares of Common Stock outstanding as of February 9, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 26, 2017, filed with the Securities and Exchange Commission on February 9, 2018.

CUSIP No. 382140879

1	Name of Reporting Person: Delta Partners GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%*

14	Type of Reporting Person (See Instructions) OO

*	Based on 12,468,326 shares of Common Stock outstanding as of February 9, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 26, 2017, filed with the Securities and Exchange Commission on February 9, 2018.

CUSIP No. 382140879

1	Name of Reporting Person: Prism Partners, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,363,440

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,363,440

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,363,440

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.9%*

14	Type of Reporting Person (See Instructions) PN

*	Based on 12,468,326 shares of Common Stock outstanding as of February 9, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 26, 2017, filed with the Securities and Exchange Commission on February 9, 2018.

CUSIP No. 382140879

1	Name of Reporting Person: Delta Growth Master Fund L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,200

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,200

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,200

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%*

14	Type of Reporting Person (See Instructions) OO

*	Based on 12,468,326 shares of Common Stock outstanding as of February 9, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 26, 2017, filed with the Securities and Exchange Commission on February 9, 2018.

CUSIP No. 382140879

1	Name of Reporting Person: Delta Advisors, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,369,640*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,369,640*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,369,640*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.0%**

14	Type of Reporting Person (See Instructions) OO

*	Represents shares directly held by Prism Partners, L.P. and Delta Growth Master Fund L.P. Delta Advisors, LLC is the general partner of Prism Partners, L.P. and Delta Growth Master Fund L.P.

**	Based on 12,468,326 shares of Common Stock outstanding as of February 9, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 26, 2017, filed with the Securities and Exchange Commission on February 9, 2018.

CUSIP No. 382140879

1	Name of Reporting Person: Jobson Family Foundation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 208,333

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 208,333

11	Aggregate Amount Beneficially Owned by Each Reporting Person 208,333

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.67%*

14	Type of Reporting Person (See Instructions) OO

*	Based on 12,468,326 shares of Common Stock outstanding as of February 9, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 26, 2017, filed with the Securities and Exchange Commission on February 9, 2018.

CUSIP No. 382140879

1	Name of Reporting Person: Charles Jobson

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 670,484

	8	Shared Voting Power 1,578,273

	9	Sole Dispositive Power 670,484

	10	Shared Dispositive Power 1,578,273

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,248,757*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18%**

14	Type of Reporting Person (See Instructions) IN

*	Represents 1,363,440 shares held by Prism Partners, L.P., 6,200 shares held by Delta Growth Master Fund L.P., and 208,333 shares held by the Jobson Family Foundation. Delta Advisors, LLC is the general partner of Prism Partners, L.P. and Delta Growth Master Fund L.P. Delta Partners GP, LLC is the general partner of Delta Partners, LP. Charles Jobson is the managing member of Delta Advisors, LLC and Delta Partners GP, LLC. Charles Jobson is the trustee of the Jobson Family Foundation.

**	Based on 12,468,326 shares of Common Stock outstanding as of February 9, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 26, 2017, filed with the Securities and Exchange Commission on February 9, 2018.

CUSIP No. 382140879

1	Name of Reporting Person: REIT Redux LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 440,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 440,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 440,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.5%*

14	Type of Reporting Person (See Instructions) PN

*	Based on 12,468,326 shares of Common Stock outstanding as of February 9, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 26, 2017, filed with the Securities and Exchange Commission on February 9, 2018.

CUSIP No. 382140879

1	Name of Reporting Person: REIT Redux GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 440,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 440,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 440,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.5%*

14	Type of Reporting Person (See Instructions) OO

*	Based on 12,468,326 shares of Common Stock outstanding as of February 9, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 26, 2017, filed with the Securities and Exchange Commission on February 9, 2018.

CUSIP No. 382140879

1	Name of Reporting Person: Robert J. Stetson

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 113,475*

	8	Shared Voting Power 512,817

	9	Sole Dispositive Power 113,475*

	10	Shared Dispositive Power 512,817

11	Aggregate Amount Beneficially Owned by Each Reporting Person 626,292*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.0%**

14	Type of Reporting Person (See Instructions) IN

*	The aggregate amount includes 103,894 shares owned directly and vested options to acquire 9,581 shares of Common Stock.

**	Based on 12,468,326 shares of Common Stock outstanding as of February 9, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 26, 2017, filed with the Securities and Exchange Commission February 9, 2018.

CUSIP No. 382140879

1	Name of Reporting Person: Leanlien, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 24,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 24,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%*

14	Type of Reporting Person (See Instructions) OO

*	Based on 12,468,326 shares of Common Stock outstanding as of February 9, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 26, 2017, filed with the Securities and Exchange Commission February 9, 2018.

CUSIP No. 382140879

1	Name of Reporting Person: SLKW Investments LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 48,817

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 48,817

11	Aggregate Amount Beneficially Owned by Each Reporting Person 48,817

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%*

14	Type of Reporting Person (See Instructions) OO

*	Based on 12,468,326 shares of Common Stock outstanding as of February 9, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 26, 2017, filed with the Securities and Exchange Commission on February 9, 2018.

CUSIP No. 382140879

1	Name of Reporting Person: David Martin West Asset Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%*

14	Type of Reporting Person (See Instructions) OO

*	Based on 12,468,326 shares of Common Stock outstanding as of February 9, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 26, 2017, filed with the Securities and Exchange Commission on February 9, 2018.

CUSIP No. 382140879

1	Name of Reporting Person: David West

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%*

14	Type of Reporting Person (See Instructions) IN

*	Based on 12,468,326 shares of Common Stock outstanding as of February 9, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 26, 2017, filed with the Securities and Exchange Commission on February 9, 2018.

CUSIP No. 382140879

1	Name of Reporting Person: The Kropp 2010 Family Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%*

14	Type of Reporting Person (See Instructions) OO

*	Based on 12,468,326 shares of Common Stock outstanding as of February 9, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 26, 2017, filed with the Securities and Exchange Commission on February 9, 2018.

CUSIP No. 382140879

1	Name of Reporting Person: James H. Kropp

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,000*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%**

14	Type of Reporting Person (See Instructions) IN

*	Includes 8,000 shares held by The Kropp 2010 Family Trust.

*	Based on 12,468,326 shares of Common Stock outstanding as of February 9, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 26, 2017, filed with the Securities and Exchange Commission on February 9, 2018.

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 29, 2016 (as amended, the “Schedule 13D”), Delta Partners, LP, a Delaware limited partnership, Delta Partners GP, LLC, a Delaware limited liability company, Prism Partners, L.P., a Delaware limited partnership, Delta Growth Master Fund L.P., a Cayman Islands limited partnership, Delta Advisors, LLC, a Delaware limited liability company, the Jobson Family Foundation, a Massachusetts trust, Charles Jobson, an individual, REIT Redux LP, a Delaware limited partnership, REIT Redux GP, LLC, a Delaware limited liability company, Robert J. Stetson, an individual, Leanlien, L.L.C., a Texas limited liability company, SLKW Investments LLC, a Delaware limited liability company, David Martin West Asset Trust, a Texas trust, David West, an individual, The Kropp 2010 Family Trust, a Texas trust, and James H. Kropp, an individual, relating to the common stock, $0.001 par value per share (the “Common Stock”) of Good Times Restaurants Inc., a Delaware corporation (the “Issuer”), as amended by the first amendment thereto filed by certain Jobson Reporting Persons (defined below) on April 24, 2017, as amended by the second amendment thereto filed with the SEC on October 19, 2017, as amended by the third amendment thereto filed with the SEC on November 14, 2017, and as further amended by the fourth amendment thereto filed with the SEC on January 8, 2018. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the same meanings as are ascribed to them in the Schedule 13D.

This Amendment is being filed to supplement Items 2, 3, 4, 6 and 7 of the Schedule 13D.

Item 2.	Identity and Background

Items 2(a)–(f) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) This Schedule 13D is being filed by and on behalf of (i) Delta Partners, LP; (ii) Delta Partners GP, LLC; (iii) Prism Partners, L.P.; (iv) Delta Growth Master Fund L.P.; (v) Delta Advisors, LLC; (vi) Jobson Family Foundation; (vii) Charles Jobson; (viii) REIT Redux LP; (ix) REIT Redux GP, LLC; (x) Robert J. Stetson; (xi) Leanlien, L.L.C.; (xii) SLKW Investments LLC; (xiii) David Martin West Asset Trust; (xiv) David West; (xv) The Kropp 2010 Family Trust; and (xvi) James H. Kropp (the persons in clauses (i)–(vii) each, a “Jobson Reporting Person” and collectively, the “Jobson Reporting Persons”, the persons in clauses (viii)–(xvi) each, a “Stetson Reporting Person” and collectively, the “Stetson Reporting Persons”, and all persons in clauses (i)–(xvi) each, a “Reporting Person” and collectively, the “Reporting Persons”). As of March 8, 2018, Delta Partners, LP ceased to a beneficial owner, and Delta Partners GP, LLC ceased to be an indirect beneficial owner, of the Common Stock of the Issuer. The shares of Common Stock previously owned directly by Delta Partners, LP, and indirectly by Delta Partners GP, LLC, were distributed to Charles Jobson. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. The amended and restated agreement among the Reporting Persons to file jointly (the “A&R Joint Filing Agreement”) is attached hereto as Exhibit F.

(b) The principal business address of each Jobson Reporting Person other than Jobson Family Foundation is 265 Franklin Street, Suite 903, Boston, MA 02110. The principal business address of Jobson Family Foundation is 39 Livingston Road, Wellesley, MA 02482. The principal business address of REIT Redux LP, REIT Redux GP, LLC, The Kropp 2010 Family Trust and James H. Kropp is 14901 Quorum Drive, Suite 900, Dallas, Texas 75254. The principal business address of Robert Stetson, Leanlien, L.L.C., and SLKW Investments LLC is 6125 Luther Lane #380, Dallas, Texas 75225. The principal business address of David Martin West Asset Trust and David West is 16475 Dallas Parkway, Suite 155, Addison, Texas 75001.

(c) Prism Partners, L.P. and Delta Growth Master Fund L.P. are private investment funds, the principal business of which is to make investments. Delta Partners, LP is an investment manager. The principal business of Delta Partners GP, LLC is to act as the general partner of Delta Partners, LP. The principal business of Delta Advisors, LLC is to act as the general partner of Prism Partners, L.P. The principal business of Jobson Family Foundation is to serve as a charitable foundation. Charles Jobson serves as managing member of Delta Partners GP, LLC and Delta Advisors, LLC. REIT Redux LP, REIT Redux GP, LLC, Robert J. Stetson, Leanlien, L.L.C., SLKW Investments LLC, The Kropp 2010 Family Trust, and James H. Kropp are principally engaged in the business of acquiring, holding, managing, voting and disposing of various public and private investments. David Martin West Asset Trust and David West are principally engaged in real estate and investments. Mr. Stetson also serves as Chief Executive Officer of USRP and as Chief Financial Officer of Sholand, LLC. Mr. Kropp is the Chief Financial Officer of Microproperties, LLC.

Messrs. Stetson and Jobson are former directors of the Issuer, and, as identified in Item 6, each have a contractual right to be nominated as a director by the Issuer.

(d)-(e) During the last five years, no Reporting Person has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Delta Partners, LP, Prism Partners, L.P. and REIT Redux LP are Delaware limited partnerships. Delta Growth Master Fund L.P. is a Cayman Islands limited partnership. Delta Partners GP, LLC, Delta Advisors, LLC, and REIT Redux GP, LLC are Delaware limited liability companies. Leanlien, L.L.C. is a Texas limited liability company. SLKW Investments LLC is a Delaware limited liability company. Jobson Family Foundation is a Massachusetts trust. David Martin West Asset Trust and The Kropp 2010 Family Trusts are trusts formed under the laws of Texas. Charles Jobson, Robert Stetson, David West and James H. Kropp are each a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Paragraph 3 of Item 3 of the Schedule 13D is amended and restated in its entirety as follows:

All shares of Common Stock held directly by Robert Stetson (103,894 as of the reporting date) were acquired through either the purchase of Common Stock from the Issuer in a 2013 capital raise by the Issuer, through the exercise of warrants acquired as warrant coverage in connection therewith, or in the open market. The total amount of funds used by Mr. Stetson was approximately $229,620. All shares of Common Stock held directly by Leanlien, L.L.C. were acquired in the open market and the total of funds used by Leanlien, L.L.C. was approximately $49,800. All shares of Common Stock held directly by SLKW Investments LLC were acquired in the open market and the total of funds used by SLKW Investments LLC was approximately $121,424. David Martin West Asset Trust and The Kropp 2010 Family Trust acquired shares of Common Stock through either the purchase of Common Stock from the Issuer in a 2013 capital raise by the Issuer or through the exercise of warrants acquired as warrant coverage in connection therewith using aggregate funds of $13,600 (David Martin West Asset Trust) and $22,000 (The Kropp 2010 Family Trust). All shares of the foregoing shares of Common Stock were paid for using the working capital or personal or family investment capital of such Reporting Persons. Robert Stetson may also be deemed to beneficially own the shares of Common Stock held directly by SLKW Investments LLC, REIT Redux LP, and Leanlien, L.L.C. Neither David West nor James H. Kropp (who may be deemed to beneficially own the shares held by David Martin West Asset Trust and The Kropp 2010 Family Trust, respectively) holds shares of Common Stock directly.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs as the eleventh and twelfth paragraph of such Item:

On March 12, 2018, Charles Jobson, Robert J. Stetson, and the Issuer amicably entered into the Settlement Agreement attached hereto as Exhibit J (the “Settlement Agreement”). Pursuant to the terms of the Settlement Agreement, Messrs. Jobson and Stetson have agreed to cause Delta and REIT to withdraw the Nomination Letter. In exchange, the Issuer has agreed to nominate Geoffrey Bailey, Boyd Hobak, Jason Maceda, Mr. Stetson and Mr. Jobson for election to the Issuer’s board of directors at the Issuers annual meeting of stockholders to be held on May 23, 2018. Messrs. Jobson and Stetson have agreed to vote for such persons at such meeting, and intend to cause the Reporting Persons to do the same. The foregoing description of the Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the Settlement Agreement, a copy of which is attached as Exhibit J hereto, which exhibit is incorporated by reference in its entirety in this Item 4.

Accordingly, Delta and REIT have withdrawn the Nomination Letter and no longer intend to solicit proxies for the election of the nominees. In light of the execution of the Settlement Agreement, the Reporting Persons look forward to working constructively with the Issuer and, the case of Messrs. Jobson and Stetson in their roles as directors, working together with the other directors to enhance shareholder value.

Item 5. Interest in Securities of the Issuer.

Item 5(e) is hereby amended and restated in its entirety as follows:

(e) Delta Partners, LP and Delta Partners GP, LLC ceased to be the beneficial owners of more than 5% of the Common Stock of the Issuer as of March 8, 2018.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information disclosed in Item 4 above is hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended by amending and restating the following:

Exhibit F – A&R Joint Filing Agreement

Exhibit I – Transactions Effected During the Past Sixty Days

Item 7 of the Schedule 13D is amended by adding the following:

Exhibit J – Settlement Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2018	DELTA PARTNERS, LP

	By:	Delta Partners GP, LLC, its general partner

	By:	/s/ Charles Jobson
Name: Charles Jobson Title: Managing Member

DELTA PARTNERS GP, LLC

By:	/s/ Charles Jobson
Name: Charles Jobson Title: Managing Member

DELTA GROWTH MASTER FUND L.P.

By:	Delta Advisors, LLC, its general partner

By:	/s/ Charles Jobson
Name: Charles Jobson Title: Managing Member

PRISM PARTNERS, L.P.

By:	Delta Advisors, LLC, its general partner

By:	/s/ Charles Jobson
Name: Charles Jobson Title: Managing Member

DELTA ADVISORS, LLC

By:	/s/ Charles Jobson
Name: Charles Jobson Title: Managing Member

JOBSON FAMILY FOUNDATION

By:	/s/ Charles Jobson
Name: Charles Jobson Title: Trustee

CHARLES JOBSON

By:	/s/ Charles Jobson
Charles Jobson, individually

REIT REDUX LP

By: REIT Redux GP, LLC, its general partner

By:	/s/ Robert Stetson
Name: Robert Stetson
Title: President

REIT REDUX GP, LLC

By:	/s/ Robert Stetson
Name: Robert Stetson
Title: President

LEANLIEN, L.L.C.

By:	/s/ Robert Stetson
Name: Robert Stetson
Title: Manager

ROBERT STETSON

By:	/s/ Robert Stetson
Robert Stetson, individually

SLKW INVESTMENTS LLC

By:	/s/ Robert Stetson
Name: Robert Stetson
Title: Managing Member

DAVID MARTIN WEST ASSET TRUST

By:	/s/ David West
Name: David West
Title: Trustee

DAVID WEST

By:	/s/ David West
David West, individually

THE KROPP 2010 FAMILY TRUST

By:	/s/ James H. Kropp
Name: James H. Kropp
Title: Trustee

JAMES H. KROPP

By:	/s/ James H. Kropp
James H. Kropp, individually

Exhibit F

AMENDED AND RESTATED JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated March 13, 2018 (including amendments thereto) with respect to the Common Stock of Good Times Restaurants Inc. This Amended and Restated Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:     March 13, 2018

DELTA PARTNERS, LP		REIT REDUX GP, LLC

By: Delta Partners GP, LLC, its general partner		By:	/s/ Robert Stetson
Name: Robert Stetson
By:	/s/ Charles Jobson	Title:	President
Name:	Charles Jobson
Title:	Managing Member

DELTA PARTNERS GP, LLC		LEANLIEN, L.L.C.

By:	/s/ Charles Jobson	By:	/s/ Robert Stetson
Name:	Charles Jobson	Name: Robert Stetson
Title:	Managing Member	Title:	Manager

PRISM PARTNERS, L.P.		ROBERT STETSON

By:	Delta Advisors, LLC, its general partner	By:	/s/ Robert Stetson
Robert Stetson, individually
By:	/s/ Charles Jobson
Name:	Charles Jobson
Title:	Managing Member

DELTA ADVISORS, LLC		DAVID MARTIN WEST ASSET

By:	/s/ Charles Jobson	By:	/s/ David West
Name:	Charles Jobson	Name: David West
Title:	Managing Member	Title:	Trustee

JOBSON FAMILY FOUNDATION		DAVID WEST

By:	/s/ Charles Jobson	By:	/s/ David West
Name:	Charles Jobson		David West, individually
Title:	Trustee

CHARLES JOBSON		THE KROPP 2010 FAMILY TRUST

By:	/s/ Charles Jobson	By:	/s/ James H. Kropp
	Charles Jobson, individually	Name: James H. Kropp
		Title:	Trustee

REIT REDUX LP		JAMES H. KROPP

By: REIT Redux GP, LLC, its general partner		By:	/s/ James H. Kropp
James H. Kropp, individually
By:	/s/ Robert Stetson
Name: Robert Stetson
Title:	President

SLKW INVESTMENTS LLC

By:	/s/ Robert Stetson
Name: Robert Stetson
Title: Managing Member

Exhibit I

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

The below transactions in the Common Stock were effected by, or for the benefit of, SLKW Investments LLC in the open market.

Transaction Date	Transaction Type	Number of Shares	Average Price Per Share (including commissions)
February 5, 2018	Purchase (shares acquired by Reporting Person)	4,000	$2.35
February 6, 2018	Purchase (shares acquired by Reporting Person)	3,000	$2.3417
February 7, 2018	Purchase (shares acquired by Reporting Person)	1,600	$2.45
February 8, 2018	Purchase (shares acquired by Reporting Person)	400	$2.35
February 9, 2018	Purchase (shares acquired by Reporting Person)	1,700	$2.3417
February 12, 2018	Purchase (shares acquired by Reporting Person)	2	$2.45
February 13, 2018	Purchase (shares acquired by Reporting Person)	1,214	$2.5494
February 14, 2018	Purchase (shares acquired by Reporting Person)	17,100	$2.60
February 15, 2018	Purchase (shares acquired by Reporting Person)	7,700	$2.60
February 21, 2018	Purchase (shares acquired by Reporting Person)	101	$2.5494
February 22, 2018	Purchase (shares acquired by Reporting Person)	500	$2.60

The below transaction in the common stock was effected by, or for the benefit of, Delta Partners, LP and Charles Jobson.

Transaction Date	Transaction Type	Number of Shares	Average Price Per Share (including commissions)
March 8, 2018	Other Transaction (distribution from Delta Partners, LP to Charles Jobson)	670,784	$0

AGREEMENT

This Agreement is made this 12th day of March 2018 between Good Times Restaurants Inc. ("Good Times") and Robert J. Stetson and where applicable his controlled affiliates, and Charles Jobson and where applicable his controlled affiliates ("Stetson and Jobson").

1. Amendments. The Board of Directors of Good Times shall amend the ByLaws of Good Times to reduce the number of Directors to five to be effective upon the completion of the fiscal 2017 annual shareholders meeting of Good Times. No other change shall be made to the ByLaws prior to such shareholders meeting nor shall any change to the Articles of Incorporation be recommended for approval at such shareholders meeting without the consent of Stetson and Jobson. From the date of execution of this Agreement through May 24, 2018, Good Times agrees that no individuals (including any individual listed in the second sentence) shall be added to the Board of Directors to fill any vacancy currently existing on the Board of Directors.

2. Shareholders Meeting. The fiscal 2017 annual shareholders meeting of Good Times shall be held May 24, 2018. The proxy statement of Good Times for the annual shareholders meeting shall propose the following persons to be elected as Directors: Geoffrey Bailey, Boyd Hoback, Robert Stetson, Charles Jobson and Jason Maceda. By their execution of this Agreement Stetson and Jobson agree to vote at the annual shareholders meeting in favor of (i) the foregoing persons as Directors and the proxy statement of Good Times for the annual shareholders meeting shall state such agreement, and (ii) and the Company's Value-for-Value Option Exchange program unanimously approved by the Board of Directors on December 8, 2017, and the expansion of the Company's Omnibus Plan unanimously approved by the Board of Directors of the Company on January 3, 2018.

3. Committees. The committees of Good Times Board of Directors and the members thereof following the 2017 annual shareholders meeting shall consist of the following:

   Audit Committee: Jason Maceda, Chairman, and Stetson and Jobson

   Compensation Committee: Geoffrey Bailey, Chairman, and Stetson and Jobson

   Geoffrey Bailey shall continue to act as the Chairman of the Board of Directors until the earlier of (i) the annual shareholders meeting for the 2019 fiscal year, or (ii) his resignation as such or his removal by a vote of not less than two-thirds of the members of the Board of Directors.

4. Amendment of Schedule 13D/A and Issuance of Press Release. Promptly after the execution of this Agreement:

   (i) Stetson and Jobson shall amend their Schedule 13D/A filing to provide that they are no longer intending to vote for and to solicit proxies to vote for a change in the composition of the Board of Directors of Good Times from that described in section

2 above, and in other respects Item 4 of the amendment shall substantially be in the form attached hereto as Exhibit A; and

(ii) Good Times shall issue a press release describing the agreement for the restructured Board of Directors described in section 2 above and its belief that the restructured Board of Directors is in the best interests of the shareholders of Good Times, and in other respects such press release shall substantially be in the form attached hereto as Exhibit B.

(iii) Good Times shall timely file a form 8-K, reporting on the terms of this Agreement and on the actions described in subsections (i) and (ii) above.

5. Mutual Release. Good Times and the present members of the Board of Directors, on the one hand, and Stetson and Jobson, on the other hand, by their execution of this Agreement shall release and discharge the other of all claims and liabilities arising from actions occurring between October 2017 and the date of this Agreement.

6. Departing Directors. The departing Directors of the Board of Directors shall receive the following benefits in recognition of their long services for Good Times:

(i) Prorated compensation based upon their annual rate of compensation for the fiscal 2018 year to the date of annual shareholders meeting;

(ii) Restricted stock grants with a trading market value of $20,000, based on the average closing price of Good Times over the thirty trading days prior to the date of this Agreement per person assuming that Good Times has achieved its full bonus target for the 2017 fiscal year; and

(iii) Extension of the period to exercise their non-qualified stock options extending three years following the fiscal 2017 shareholders meeting.

7. Counterparts. This Agreement may be executed in counterparts electronically or by facsimile.

[Signatures on following page.]

- 2 -

GOOD TIMES RESTAURANTS INC.

By: ______________________________

Name: Boyd E. Hoback

Title: President and CEO

____

Geoffrey Bailey

____

Boyd Hoback

____

Alan Teran

____

Eric Reinhard

____

Gary Heller

____

Robert J. Stetson

____

Charles Jobson

- 3 -

GOOD TIMES RESTAURANTS INC.

By: __________________________

Name: Boyd E. Hoback

Title: President and CEO

____

Geoffrey Bailey

____

Boyd Hoback

____

Alan Teran

____

Eric Reinhard

____

Gary Heller

____

Robert J. Stetson

____

Charles Jobson

- 3 -

GOOD TIMES RESTAURANTS INC.

By: ______________________________

Name: Boyd E. Hoback

Title: President and CEO

____

Geoffrey Bailey

____

Boyd Hoback

____

Alan Teran

____

Eric Reinhard

____

Gary Heller

____

Robert J. Stetson

____

Charles Jobson

- 3 -

GOOD TIMES RESTAURANTS INC.

By: ______________________________

Name: Boyd E. Hoback

Title: President and CEO

____

Geoffrey Bailey

____

Boyd Hoback

____

Alan Teran

____

Eric Reinhard

____

Gary Heller

____

Robert J. Stetson

____

Charles Jobson

- 3 -

GOOD TIMES RESTAURANTS INC.

By: ______________________________

Name: Boyd E. Hoback

Title: President and CEO

____
Geoffrey Bailey

____
Boyd Hoback

____
Alan Teran

____
Eric Reinhard

____
Gary Heller

____
Robert J. Stetson

____
Charles Jobson

- 3 -

GOOD TIMES RESTAURANTS INC.

By: ____________________________

Name: __________________________

Title: ___________________________

____

Geoffrey Bailey

____

Boyd Hoback

____

Alan Teran

____

Eric Reinhard

____

Gary Heller

____

Robert J. Stetson

____

Charles Jobson

- 3 -

GOOD TIMES RESTAURANTS INC.

By: ______________________________

Name: ______________________________

Title: ______________________________

____
Geoffrey Bailey

____
Boyd Hoback

____
Alan Teran

____
Eric Reinhard

____
Gary Heller

____
Robert J. Stetson

____
Charles Jobson

- 3 -

EXHIBIT B

NEWS RELEASE
For Immediate Release
March 12, 2018 Nasdaq Capital Markets - GTIM

Good Times Restaurants, Inc. Announces Agreement with Principal Shareholders and Former Directors

(DENVER, CO) Good Times Restaurants Inc. (Nasdaq: GTIM), operator of Good Times Burgers & Frozen Custard, a regional quick service restaurant chain focused on fresh, high quality, all natural products and Bad Daddy's Burger Bar, a full service, upscale concept today announced that it has entered into an agreement with Delta Partners, LP ("Delta Partners") and REIT Redux LP ("REIT Redux"), principal shareholders of the Company, and Robert Stetson and Charles Jobson, former members of the Company's Board of Directors, whereby the Company will prior to its 2018 Annual Meeting of Shareholders reduce the number of its Directors from seven to five and, with the support of Delta Partners and REIT Redux, nominate for election at the meeting as members of its Board of Directors Messrs. Stetson and Jobson, the Company's President and Chief Executive Officer Boyd Hoback, its Chairman Geoffrey Bailey and Jason Maceda, Senior Vice President, Baskin-Robbins U.S. and Canada. Mr. Hoback stated that, "We are confident that the members of the restructured Board will work together for the continued long-term enhancement of shareholder value."

About Good Times Restaurants Inc.: Good Times Restaurants Inc. (GTIM) operates Good Times Burgers & Frozen Custard, a regional chain of quick service restaurants located primarily in Colorado, in its wholly owned subsidiary, Good Times Drive Thru Inc. Good Times provides a menu of high quality all-natural hamburgers, 100% all-natural chicken tenderloins, fresh frozen custard, natural cut fries, fresh lemonades and other unique offerings. Good Times currently operates and franchises a total of 36 restaurants.

GTIM owns, operates, franchises and licenses 27 Bad Daddy's Burger Bar restaurants through its wholly-owned subsidiaries. Bad Daddy's Burger Bar is a full service, upscale, "small box" restaurant concept featuring a chef driven menu of gourmet signature burgers, chopped salads, appetizers and sandwiches with a full bar and a focus on a selection of craft microbrew beers in a high energy atmosphere that appeals to a broad consumer base.

Good Times Forward Looking Statements: This press release contains forward looking statements within the meaning of federal securities laws. The words "intend," "may," "believe," "will," "should," "anticipate," "expect," "seek" and similar expressions are intended to identify forward looking statements. These statements involve known and unknown risks, which may cause the Company's actual results to differ materially from results expressed or implied by the forward-looking statements. These risks include such factors as the uncertain nature of current restaurant development plans and the ability to implement those plans and integrate new restaurants, delays in developing and opening new restaurants because of weather, local permitting or other reasons, increased competition, cost increases or shortages in raw food products, and other matters discussed under the "Risk Factors" section of Good Times' Annual Report on Form 10-K for the fiscal year ended September 26, 2017 filed with the SEC.

B-1

Although Good Times may from time to time voluntarily update its forward-looking statements, it disclaims any commitment to do so except as required by securities laws.

GOOD TIMES RESTAURANTS INC INVESTOR RELATIONS CONTACTS:
Boyd E. Hoback, President and CEO, (303) 384-1411
Ryan Zink, Chief Financial Officer (303) 384-1432
Christi Pennington (303) 384-1440

B-2